December 18, 2013
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, D.C. 20549-4628
Mail Stop 4628
Re:      Anadarko Petroleum Corporation (the Company or Anadarko)
            Form 10-K for Fiscal Year Ended December 31, 2012
            Filed February 19, 2013
            Supplemental Response dated September 11, 2013
            File No. 1-08968

Dear Mr. Schwall:

On December 4, 2013, the Company received the comments of the staff of the Division of Corporation Finance (Staff) of the U.S. Securities and Exchange Commission (SEC) regarding our Form 10-K for the Fiscal Year Ended December 31, 2012 (2012 Form 10-K) and our response letter filed with the Staff on September 11, 2013, in response to the initial comments received from the Staff on August 29, 2013. The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

Based on our review of the Staff’s comment letter, and as further described herein, we believe that our 2012 Form 10-K is materially accurate and, accordingly, that amendment is not necessary.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the 2012 Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
December 18, 2013

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 12 - Derivative Instruments, page 109

1.
We note that realized and unrealized gains / losses associated with derivative instruments are recognized in earnings because you do not apply hedge accounting to any of your derivative instruments. We also note that you have disclosed realized and unrealized gains / losses on derivative instruments for which hedge accounting is not applied. Please identify the specific provisions of the relevant authoritative literature that support the separate disclosure of realized and unrealized gains / losses on derivative instruments for which hedge accounting is not applied. As part of your response, explain to us why the measure of unrealized gains / losses that you have presented is an amount calculated in accordance with U.S. GAAP. In addition, please tell us whether unrealized gains / losses on derivative instruments for which hedge accounting is not applied represents both unrealized gains / losses on derivative instruments held at period end and the reversal of previously recognized gains / losses on derivative instruments settled during the period.

Response: ASC 815-10-50 requires disclosure of the location and amount of the gains and losses on derivative instruments in the statement of financial performance and statement of financial position; however, the disclosure requirements do not specify, nor prohibit, the disclosure of details of the components of those gains and losses. ASC 815-10-50 also requires disclosure of information to assist users of the financial statements in understanding how derivative instruments affect the entity’s financial position, financial performance, and cash flows. Unrealized gains/losses on derivative instruments, as used throughout our 2012 Form 10-K, represent the non-cash impact to our income statement related to derivative instruments. Also, as Anadarko did not pay nor receive any cash to enter into the derivative positions noted in the 2012 Form 10-K, realized gains/losses represent the cash paid or received in settlement of derivative instruments during the period. Our disclosures include both unrealized and realized gains and losses on derivative instruments because we believe such disclosures provide useful, transparent, and consistent information regarding the effects of our use of derivative instruments on current-period cash flows and changes in future cash demands. We believe this information is understood by users and utilized by the investment community in evaluating our performance and modeling future performance expectations.

While not specifically defined, the terms “realized” and “unrealized” with respect to gains and losses on derivative and other financial instruments are commonly used in U.S. GAAP. For example, ASC 815-10-55-62 discusses whether “realized” gains and losses on physically settled derivative instruments not held for trading purposes should be reported in the income statement on a gross or net basis. ASC 320-10-35-1, ASC 320-10-50-9, and FASB Concepts Statements No. 5 and No. 6 and other accounting guidance use of the terms “realized” and “unrealized” is consistent with our use of these terms in the 2012 Form 10-K.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
December 18, 2013

Unrealized gains/losses represent the change in fair value of derivative instruments outstanding at the end of the period compared to the fair value of derivative instruments outstanding at the beginning of the period. We acknowledge that one could also calculate this amount as the combined total of (a) unrealized gains/losses recognized during the period related to derivative instruments held at period end and (b) the reversal of previously unrecognized gains/losses (as of the beginning of the reporting period) on derivative instruments settled during the period. In our facts and circumstances, both methods result in the same amount of unrealized gains/losses. We believe the method we use to determine unrealized gains/losses on derivative instruments in our 2012 Form 10-K is consistent with how they are computed and presented for other financial instruments and as a result is an appropriate presentation.

2.
Separately, in view of our question regarding the support under GAAP for your separate presentation of realized and unrealized gains and losses, explain to us your basis for concluding the following presentations are appropriate:

•	The line item “Unrealized (gains) losses on derivatives net” in your consolidated statement of cash flows;

•	Disaggregated presentation of realized and unrealized gains / losses in the notes to your consolidated financial statements;

•	Separate presentation and discussion of realized and unrealized gains / losses on derivatives in both tables and text provided in your MD&A;

•
The line items “Unrealized (gains) losses on derivatives, net” and “Realized (gains) losses on other derivatives, net” in your reconciliation of adjusted EBITDAX, on both a consolidated and segment basis; and,

•
The line item “Unrealized gains (losses) on derivatives, net” in the non-GAAP measures presented in your submissions of Form 8-K (e.g., in the calculation of the line item captioned “Certain Items Affecting Comparability”).

As part of your response to these points, explain to us why you believe presentations based solely on total net GAAP gain or loss and/or total net proceeds, as may be relevant to the circumstances of a particular presentation, would not be preferable.

Response: As described in our response to the Staff’s question 1 above, unrealized gains/losses on derivative instruments, as used throughout our 2012 Form 10-K, represent the non-cash impact to our income statement related to derivative instruments, while realized gains/losses represent the cash paid or received in settlement of derivative instruments during the period. With respect to each of the presentations identified by the Staff, we believe our disclosures provide appropriate information to users about the cash and non-cash impacts of holding and settling derivative instruments as follows:

Mr. H. Roger Schwall
United States Securities and Exchange Commission
December 18, 2013

•
The line item “Unrealized (gains) losses on derivatives, net” is included in our Consolidated Statements of Cash Flows because ASC 230-10-45-28 specifically requires adjustment of non-cash items such as this to determine cash flows from operating activities. We believe the alternative presentation proposed by the Staff would not be consistent with the non-cash adjustment requirements described in ASC 230-10-45-28 because it would also include cash amounts.

•
Disaggregated presentation of realized and unrealized gains/losses in the notes to our consolidated financial statements provides transparent information to assist users in understanding the impact of derivative instruments on our cash flows. Please see our response to the Staff’s question 1 above for discussion of our justification for presenting both unrealized and realized gains/losses on derivative instruments.

•
Separate presentation and discussion of realized and unrealized gains/losses on derivatives in both tables and text provided in our MD&A allows users insight into the impact gains and losses from derivatives related to specific commodities and interest-rate derivatives have on our results of operations and cash flows.

•
As described in the introduction to the table reconciling Adjusted EBITDAX to the nearest GAAP measure, the line items “Unrealized (gains) losses on derivatives, net” and “Realized (gains) losses on other derivatives, net” are excluded from Adjusted EBITDAX as these items are not considered a measure of asset operating performance. This presentation is necessary for the user to identify and understand adjustments that are made to income (loss) before taxes in determining our measure of segment performance.

•
“Unrealized gains (losses) on derivatives, net” are included in “Certain Items Affecting Comparability” to highlight items that affected our net income but did not impact current operational trends and performance for the period. We believe the information presented is useful as it is consistent with our understanding of how the investment community evaluates our performance and models future performance expectations.

We believe a presentation based solely on total net gain or loss and/or total net proceeds in these presentations would be less transparent to users as they would need to interpret such presentation and consider multiple lines in the presentation to determine the non-cash impacts of these activities. Additionally, the presentation in the statement of cash flows would be inconsistent with the requirement for non-cash adjustments when using the indirect method of reporting operating cash flows. We believe the presentation of realized and unrealized gains and losses as used by the Company provides clear, consistent, and transparent information that is understood by the investment community, provides useful information in assisting the users to understand the cash and non-cash impacts of transactions reflected in the Company’s income statement, and is consistent with the use of these terms in U.S. GAAP.

* * * * *

Mr. H. Roger Schwall
United States Securities and Exchange Commission
December 18, 2013

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-7021 or by facsimile at (832) 636-7008.

Very truly yours,

/s/ Robert G. Gwin

cc:       Eric D. Mullins, Chairman, Audit Committee
            Mark L. Zajac, KPMG LLP
            D. Alan Beck, Jr., Vinson & Elkins L.L.P.
            Ethan Horowitz, Accounting Branch Chief, U.S. Securities and Exchange Commission